UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

July 31, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Description of Common Stock

As of August 6, 2026, cumulative since inception, RealtyMogul Income REIT, Inc. (the “Company”) has paid 113 consecutive distributions on a monthly basis through December 2025, and on a quarterly basis thereafter, to stockholders totaling over $47,000,000, of which approximately $23,600,000 was paid in cash and $23,400,000 was reinvested in shares of its common stock pursuant to the Company’s distribution reinvestment plan.

Plan of Operation – Acquisitions

FedEx Ground KY – Louisville, Kentucky

As previously disclosed, on September 17, 2025, the Company acquired a $3,717,489 joint-venture limited partnership equity investment (the “FedEx Ground KY Equity Investment”) in a special purpose entity in connection with the acquisition of a 2015-built, 303,369 square-foot industrial building located in Louisville, Kentucky. On July 31, 2026, the Company invested an additional $301,582 in the FedEx Ground KY Equity Investment, bringing the Company’s aggregate investment in the property to $4,019,071.

FedEx Ground TN – Chattanooga, Tennessee

As previously disclosed, on September 17, 2025, the Company acquired a $2,282,511 joint-venture limited partnership equity investment (the “FedEx Ground TN Equity Investment”) in a special purpose entity in connection with the acquisition of a 2017-built, 236,976 square-foot industrial building located in Chattanooga, Tennessee. On July 31, 2026, the Company invested an additional $248,918 in the FedEx Ground TN Equity Investment, bringing the Company’s aggregate investment in the property to $2,531,429.

Truist Plaza – Orlando, Florida

As previously disclosed, on January 28, 2026, the Company acquired an $8,000,000 joint-venture limited partnership equity investment (the “Truist Plaza Equity Investment”) in a special purpose entity in connection with the recapitalization of an entity that owns a 2019-built, 209,032 square-foot mixed-use tower located in Orlando, Florida. On July 31, 2026, the Company invested an additional $411,500 in the Truist Plaza Equity Investment, bringing the Company’s aggregate investment in the property to $8,411,500.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, INC.

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated:	August 6, 2026